LICENSE AGREEMENT

This LICENSE AGREEMENT (the “Agreement”) is made effective this 22 day of November, 2018

BY AND BETWEEN:	INTERNATIONAL FRANCHISE INC., a duly incorporated company, with its registered office at 210 Shields Court, Markham, ON L3R 8V2 (“Licensor”);

AND:	FLYING HIGH BRANDS INC., a duly incorporated company, with its registered office at 210 Shields Court, Markham, ON L3R 8V2 (the “Joint Venture”).

WHEREAS the Joint Venture was formed pursuant to a master joint venture agreement dated November 22 , 2018 between SPE Finance LLC and Aleafia Brands Inc. (“Aleafia”) (“the JVA”) for the purpose of licensing from SPE Finance LLC certain intellectual property for the legal adult-use and wellness markets in the Territory (as defined herein);

AND WHEREAS Licensor is the owner of all right, title and interest in and to, or the right to grant sublicenses to the brands set out in Schedule “A” and their respective Trademarks and Other Intellectual Property;

AND WHEREAS Licensor wishes to license the brands set out in Schedule “A” and their respective Trademarks and Other Intellectual Property to Joint Venture;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), Licensor and the Joint Venture agree as follows:

ARTICLE 1
LICENSE

Section 1.1	Definitions.

For the purpose of the Agreement:

“Aleafia” has the meaning ascribed in the recitals;

“Applicable Law” means, at any time, with respect to any person, property, transaction or event, all applicable laws, statutes, regulations, treaties, judgments and decrees and (having the force of law) all applicable official directives, rules, consents, approvals, by- laws, permits, authorizations, guidelines, orders and policies of any governmental authority having authority over that person, property, transaction or event;

“JVA” has the meaning ascribed in the recitals;

“Licensed Intellectual Property” means the brands and their intellectual property as set out in Schedule “A”, as amended by Licensor pursuant to Section 1.2;

1

“Other Intellectual Property” means all certification marks, trade names, corporate names, social media handles or identifiers, domain names, patents and patent applications, copyrights, industrial designs, trade secrets, know-how, formulae, processes, strains, recipes, Plant Breeders’ rights, inventions, technical expertise, research data and other similar property, owned by or licensed to Licensor, including all associated registrations and applications for registration, and all associated rights, including moral rights or unregistered rights, which Licensor and Joint Venture have agreed or may in the future agree in writing are to be included in this Agreement.

“Products” means cannabis and any type or form of product derived from cannabis;

“Term” means the duration of the Agreement as described in Article 2; and

“Territory” means globally except the United States.

“Trademarks” means the specific trademarks identified in Schedule “B” hereto, and any other words, terms, names, symbols, logos, designs, trademarks, trade names, social media accounts or identifiers, domain names and corporate names, registered or unregistered, which Licensor and Joint Venture have agreed or may in the future agree are to be included in this License Agreement.

Section 1.2	License.

(1)

Subject to the terms and conditions of this Agreement, Licensor hereby grants to the Joint Venture an exclusive, royalty-free, non-sublicensable (except to Aleafia), non- transferable, non-assignable and revocable license during the Term to use the Licensed Intellectual Property for the display, marketing, advertisement, promotion, distribution, sale or resale of any Products throughout the Territory. For greater certainty, Licensor retains all ownership rights or interest in and to the Licensed Intellectual Property and except as expressly set out in this Section 1.2, no other rights are granted to the Joint Venture in respect of the Licensed Intellectual Property.

(2)

The Joint Venture and/or Aleafia shall not modify or otherwise amend or alter the presentation or appearance of the Licensed Intellectual Property, except as required by Applicable Law (and, in such event, the Joint Venture and/or Aleafia shall provide prior written notice to Licensor and consult with Licensor on the nature of such modification, amendment or alteration), without the prior written consent of Licensor which shall not be unreasonably withheld.

(3)

Licensor may amend Schedule “A” by adding additional brands and their respective Trademarks and Other Intellectual Property upon written notice to the Joint Venture. Upon receipt of such written notice, Schedule “A” shall be deemed amended to include those additional brands set out therein.

(4)

Licensor may amend Schedule “B” by adding trademarks upon written notice to the Joint Venture. Upon receipt of such written notice, Schedule “B” shall be deemed amended to include those additional trademarks set out therein.

(5)

Licensor shall make reasonable efforts to add additional brands and their respective Trademarks and Other Intellectual Property to Schedule “A” and Schedule “B”, including, but not limited, to the additional brands listed at Schedule “C”.

(6)

Licensor agrees, at the cost of the Joint Venture, to conduct availability searches, file applications to register and register the Trademarks and any Other Intellectual Property in the Territory, including Trademarks and any Other Intellectual Property for brands added after the date hereof, in accordance with local laws and regulations.

(7)

Licensor agrees, at the cost of the Joint Venture, to make reasonable efforts to maintain the applications and registrations for the Trademarks and any Other Intellectual Property filed and registered in the Territory, including Trademarks and any Other Intellectual Property for brands added after the date hereof.

(8)

Licensor may, from time to time, set reasonable standards as to the character and quality of the Products, and reasonable branding guidelines governing the use of the Licensed Intellectual Property, and shall communicate these standards and guidelines to the Joint Venture and the Joint Venture shall comply with such guidelines.

Section 1.3	Representations and Warranties

(1)	Licensor warrants and represents that it has the right, power and authority to enter into and execute the terms of this Agreement.

(2)	Licensor warrants and represents that it owns all right, title and interest in and to the Licensed Intellectual Property or the right to grant sublicenses in and to the Licensed Intellectual Property.

(3)

Licensor warrants and represents and that, to the knowledge of Licensor, the use of the Licensed Intellectual Property by the Joint Venture as described herein will not infringe the rights of any third parties.

(4)	Joint Venture warrants and represents that it has the right, power and authority to enter into and execute the terms of this Agreement.

ARTICLE 2
TERM

This Agreement shall commence on the date hereof and will continue until the date on which the JVA is terminated in accordance with its terms (“Term”). Upon the termination of this Agreement, unless otherwise agreed to in writing, (i) all rights of the Joint Venture granted hereunder shall immediately cease and revert to Licensor without assignment, notice, or any other action on the part of the Joint Venture or Licensor, (ii) the Joint Venture shall immediately discontinue any and all use of the Licensed Intellectual Property and shall not have any further right to use the Licensed Intellectual Property anywhere, in any way, or for any purpose, whatsoever, (iii) Aleafia and the Joint Venture shall execute any documents as may be required to assign the “FLYING HIGH” and “HIGH FLYING” trademarks, copyrights and any other registrations and or filings then in effect in connection therewith, and (iv) the Joint Venture shall change its name from “Flying High Brands Inc.” within three (3) business days of the termination or expiry of this Agreement and cease use of the name “Flying High Brands Inc.” and any derivations of such name including in any corporate signage or other materials within thirty (30) days from such date of termination or expiration.

ARTICLE 3
CONFIDENTIALITY

(1)

Licensor and the Joint Venture each agree not to disclose the contents of this Agreement or any other confidential information of the other party. For greater certainty, any statement, publication or other disclosure by Licensor or the Joint Venture that incorporates or is based on confidential information of the other party will require prior approval of the party whose confidential information is included.

(2)

The term “confidential information” means non-public information relating of the disclosing party including information in respect of the disclosing party’s products, business activities, affiliates, shareholders, suppliers, partners and customers that is obtained or disclosed to the receiving party pursuant to this Agreement but excludes information that (i) is or has become publicly available through no fault of the receiving party, its affiliates or subcontractors, (ii) is lawfully received from an independent third party without any obligation of confidentiality, (iii) is independently developed by the receiving party without use of the disclosing party’s confidential information or (iv) can reasonably be demonstrated to already be in the receiving party’s possession without obligation of confidentiality.

ARTICLE 4
GENERAL

Section 4.1	Severability.

The invalidity of any term or provision of this Agreement for any reason shall not invalidate or render inapplicable the other provisions or terms of this Agreement. The provision in question shall be set aside so that the validity, legality and applicability of the other terms and provisions are not affected or impugned.

Section 4.2	Waiver.

No abstention by one party or another in respect to the agreements or obligations outlined in this Agreement shall constitute an exemption from any subsequent breach of an agreement or obligation; no forbearance to require compensation for a breach constitutes a waiver of the rights and remedies to which such a breach or subsequent breaches gives rise.

Section 4.3	Successors and Assigns.

This Agreement shall be binding and shall be beneficial to the named parties and their respective successors and authorized assigns. No party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party to do so. Licensor may assign its rights and obligations under this Agreement, in whole or in part, to any affiliate or subsequent purchaser of Licensor or any portion of its assets, whether such sale is structured as a sale of shares, a sale of assets, a merger or otherwise.

Section 4.4	Entire Agreement.

This Agreement, including the preamble and appendices, constitutes the entire Agreement between the parties in respect to its subject matter, and supersedes any prior agreements, discussions or understandings. This Agreement, as well as all appendices, may not be amended except via a written document signed by the parties.

Section 4.5	Notices.

Any notice required or permitted to be granted hereunder may be delivered by registered and prepaid mail, addressed to the addressee at the address set out below, or by delivery by facsimile or email at the addresses set out below. Any notice granted as stipulated shall be deemed to have been received on the fifth business day following its mailing, or upon delivery, or upon transmission, as the case may be.

For Licensor:

210 Shields Court
Markham, ON L3R 8V2

Attention:	Aaron Serruya
Tel. No.:	(905) 479-8762
E-mail:Aaron.n@serruyaequity.com

For the Joint Venture:

8810 Jane Street, 2nd Floor
Concord, ON L4K 2M9

Attention:	Benjamin Ferdinand
Tel. No.:	(416) 568-5267
E-mail:	benjamin.ferdinand@aleafiainc.com

Section 4.6	Governing Law.

This Agreement shall be governed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 4.7	Amendments.

This Agreement may only be amended via another document, duly signed by all parties.

Section 4.8	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have signed this License Agreement on the date first written above.

INTERNATIONAL FRANCHISE INC.

By:	“Simon Serruya”
Name: Simon Serruya
Title: Authorized Signing Officer

FLYING HIGH BRANDS INC.

By:	“Benjamin Ferdinand”
Name: Benjamin Ferdinand
Title: Director

Schedule “A”
Licensed Intellectual Property

Brands

•	PURPL FLOWR
•	MMXVIII
•	KIEF
•	MARY JANE BLUNT
•	SMOK
•	ROK
•	ONE PLANT
•	MARY-JUANA

“A” - 1

Schedule “B”
Trademarks

Trademark	App No. / Reg No./ Serial No.	Jurisdiction
Smōk	1889995	Canada
MARY JANE BLUNT	1885762	Canada
MARY-JUANA	1885763	Canada
RÖK	1889994	Canada
PURPL FLOWR	1907438	Canada
ONE PLANT	1907213	Canada
FLYING HIGH	1900982	Canada
HIGH FLYING	1900983	Canada
MMXVIII	1931228	Canada
KIEF	1931229	Canada

“A” - 2

Schedule “C”
Potential Additional Brands

“A” - 3